

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 2, 2023

Jing Yuan
Chief Financial Officer
ZEEKR Intelligent Technology Holding Ltd
No. 1388 Minshan Road
Xinqi Street, Beilun District
Ningbo, Zhejiang
People's Republic of China

> **Re: ZEEKR Intelligent Technology Holding Ltd**
> **Amendment No. 4 to Draft Registration Statement on Form F-1**
> **Submitted October 24, 2023**
> **CIK No. 0001954042**

Dear Jing Yuan:

We have reviewed your amended draft registration statement and have the following comment(s).

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 filed October 24, 2023

General

1. We note your response to prior comment 2. We also note that you have not fully restored your disclosure to the existing disclosure as contained in the March 23, 2023 registration statement. Please restore your disclosure wherever applicable. Refer to our prior comment 2 in our letter dated September 11, 2023.

Please contact Charles Eastman at 202-551-3794 or Hugh West at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker at 202-551-4985 or Geoffrey Kruczek at 202-551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Li He